ISSUER FREE WRITING PROSPECTUS
Dated July 19, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-187092

AMERICAN REALTY CAPITAL TRUST V, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust V, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (“SEC”) on February 4, 2013 and the registration statement became effective on April 4, 2013. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 4, 2013, and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1568162/000114420413020316/v340640_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413021150/v341069_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413023847/v342533_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413028019/v344609_424b3.htm

http://www.sec.gov/Archives/edgar/data/1568162/000114420413033941/v347290_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1568162/000114420413034306/v347510_424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Investment News on July 18, 2013. The article reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman and Chief Executive Officer.

The article was not prepared or reviewed by the Company prior to publication. Investment News, the publisher of the article, routinely publishes articles on business news. Investment News is not affiliated with the Company, and no payment was made nor was any consideration given to Investment News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Securities America ends sales of a Schorsch REIT

B-D cites risk of overconcentration in ARC V, which has been selling like hotcakes

By Bruce Kelly

Jul 18, 2013 @ 3:57 pm (Updated 5:02 pm) EST

A leading independent broker-dealer has cut ties with a top nontraded real estate investment trust, citing a risk of overconcentration. It marks the second time recently that a broker-dealer has distanced itself from a nontraded REIT.

Securities America Inc. told its registered representatives and advisers in an e-mail last Friday that it will no longer offer American Realty Capital Trust V Inc., a top-selling nontraded REIT. Indeed, ARC V, as it's known in the industry, was the top seller in June, averaging $10.8 million in daily sales, according to investment bank Robert A. Stanger & Co. Inc.

Brokers sold $406.6 million of ARC V between its launch in April through June 30.

An important risk management tactic implemented by Securities America and other firms is maintaining certain thresholds limiting total firm investment in any one alternative product or sponsor,” according to the e-mail from senior vice president Paul Lofties. “I am writing to inform you, due to concentration thresholds and the amount of exposure Securities America has to real estate programs distributed by [broker-dealer] AR Capital, Securities America will no longer offer” ARC V, he wrote.

Securities America spokeswoman Janine Wertheim said Mr. Lofties was unavailable to comment further.

The move by Securities America to stop sales of ARC V showed prudence on the part of the broker-dealer, said Nicholas Schorsch, CEO of American Realty Capital.

“We're a victim of our own success,” said Mr. Schorsch. “Securities America has never had (a REIT sponsor) sell so much so fast.”

“Securities America doesn't want to sell more than $50 million to $100 million of any one program. In three-and-a-half months, we sold $70 million” of ARC V, he said. “This is part of what we think is best practices.”

He noted that Securities America gave brokers until July 26 to complete the paperwork for such sales, and stressed that the firm was still selling a number of American Realty Capital products.

American Realty Capital has been by far the dominant sponsor this year of nontraded REITs and other illiquid investments, dubbed “direct participation programs” in the industry.

ARC V is just the latest net-lease REIT offered by American Realty Capital. For the year-to-date through June 30, independent broker-dealers have sold almost $4.2 billion of American Realty Capital nontraded REITs and business development companies, giving the company a market share of 39.2% of all such sales, according to Stanger.

American Realty Capital's closest competitor, Franklin Square Capital Partners, which sells only nontraded BDCs, had 12.3% of market share, according to Stanger.

Securities America was burned in the past by too many sales of specific illiquid, alternative investments deals. From 2003 to 2007, the firm was the biggest seller of notes issued by Medical Capital Holdings Inc., which was later revealed to be a $2 billion Ponzi scheme. Securities America brokers sold close to $700 million of those notes, the legal fallout from which resulted in Ameriprise Financial Inc. selling Securities America in 2011 to Ladenburg Thalmann Financial Services Inc.

InvestmentNews reported yesterday that Advisor Group, owned by American International Group Inc., has cut its selling agreement with Cole Holdings Corp., another leading sponsor of net-lease nontraded REITs.

Advisor Group cited an “internalization fee” of $127 million paid to founder Chris Cole and other top management earlier this year as the reason for ending its selling relationship with Cole. Critics of nontraded REITs have long disapproved of such “internalization fees” because they may not be disclosed clearly to investors.